UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vanguard Health Systems, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

922036 207

(CUSIP Number)

Paul A. Castanon

Vice President, Deputy General Counsel and Corporate Secretary

Tenet Healthcare Corporation

1445 Ross Avenue, Suite 1400

Dallas, TX 75202

(469) 893-2200

With copies to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922036 207

1	Name of Reporting Persons Tenet Healthcare Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person CO

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements the information set forth in the Schedule 13D filed on June 28, 2013 (the “Schedule 13D”) and is being filed on behalf of Tenet Healthcare Corporation, a Nevada corporation (“Tenet”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following at the end of the discussion:

On October 1, 2013 Tenet, Vanguard and Merger Sub consummated the Merger, as described in this Item 4, in accordance with the Merger Agreement.  Upon completion of the Merger, the Voting Agreement, as described in Item 4, terminated in accordance with its terms.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following at the end of the discussion under the subheading “Voting Agreement”:

On October 1, 2013, Tenet, Vanguard and Merger Sub consummated the Merger, as described in Item 4, in accordance with the Merger Agreement.  Upon completion of the Merger, the Voting Agreement terminated in accordance with its terms.

Item 5. Interest in Securities of the Issuer

Item 5(e) of the Schedule 13D is hereby amended and replaced in its entirety with the following:

(e)           On October 1, 2013, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Issuer Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENET HEALTHCARE CORPORATION

Date: October 1, 2013
	By:	/s/ Paul A. Castanon
		Name:	Paul A. Castanon
		Title:	Vice President, Deputy General Counsel and Corporate Secretary